                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                           MILLER EXPLORATION COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   600533 20 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Mark Early
                               Vinson & Elkins LLP
                            3700 Trammell Crow Center
                                2001 Ross Avenue
                            Dallas, Texas 75201-2875
                                 (214) 220-7700

            -------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                November 1, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [_]



                         (Continued on following pages)

------------------------------                    ------------------------------
CUSIP No. 001693 10 0                   13D                     Page 2
------------------------------                    ------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

    Mr. C. E. Miller
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a) [X]
                                                         (b) [_]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                             [_]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                              7       SOLE VOTING POWER
         NUMBER OF
          SHARES                      44,651
       BENEFICIALLY           --------------------------------------------------
         OWNED BY             8       SHARED VOTING POWER
           EACH
         REPORTING                    211,605
          PERSON              --------------------------------------------------
           WITH               9       SOLE DISPOSITIVE POWER

                                      44,651
                              --------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      211,605
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    256,256
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
    EXCLUDES CERTAIN SHARES
                                                             [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    12.8%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

------------------------------                    ------------------------------
CUSIP No. 001693 10 0                 13D                     Page 3
------------------------------                    ------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

    Eagle Investments, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a) [X]
                                                         (b) [_]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                             [_]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Michigan
--------------------------------------------------------------------------------
                              7       SOLE VOTING POWER
         NUMBER OF
          SHARES                      0
       BENEFICIALLY           --------------------------------------------------
         OWNED BY             8       SHARED VOTING POWER
           EACH
         REPORTING                    211,605
          PERSON              --------------------------------------------------
           WITH               9       SOLE DISPOSITIVE POWER

                                      0
                              --------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      211,605
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    211,605
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
    EXCLUDES CERTAIN SHARES
                                                             [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    10.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

         This Amendment No. 4 to Schedule 13D ("Amendment No. 3") amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on or about February 19, 1998 (the "Schedule 13D"), as amended by Amendment No. 1 filed on or about August 23, 2000, as further amended by Amendment No. 2 filed on or about December 14, 2000, as further amended by Amendment No. 3 on or about June 28, 2002, by C.E. Miller and Eagle Investments, Inc. (each a "Reporting Person" and collectively, the "Reporting Persons"), with respect to the Common Stock (the "Common Stock"), $.01 par value, of Miller Exploration Company (the "Company"). As a result of certain transactions described herein Eagle International, Inc. is no longer a Reporting Person. Each capitalized term used herein and not otherwise defined has the meaning given such term in the original Schedule 13D, as amended. Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons. All amounts presented have been adjusted for the one-for-ten reverse stock split effective October 11, 2002.

Item 3.      Source and Amount of Funds or Other Consideration

         Not applicable.

Item 4.      Purpose of Transaction

         Pursuant to the trust documents, the Kelly E. Miller Retained Annuity Trust #1, Daniel R. Miller Retained Annuity Trust #1, David A. Miller Retained Annuity Trust #1 and Sue Ellen Bell Retained Annuity Trust #1 were terminated upon expiration on November 1, 2002. Mr. Miller was trustee and voted the Common Stock held by these trusts. The Common Stock held by these trusts were distributed as follows: 26,592 shares to the David A. Miller Trust and 17,728 to each of the Kelly E. Miller Trust, Daniel R. Miller Trust and Sue Ellen Bell Trust. Mr. Miller does not have voting or dispositive power over the shares held in any of these trusts.,

         On October 18, 2002, Eagle International, a former Reporting Person, was liquidated. Upon such liquidation, 12,257 shares of Common Stock were distributed to Mr. Miller.

         On September 26, 2002, Mr. Miller acquired 5,104 at $.20 per share through a private acquisition.

Item 5.      Interest in Securities of Issuer

         (a)

         (1) Mr. Miller may be deemed to beneficially own in the aggregate 256,256 shares of Common Stock, representing approximately 12.8% of the outstanding shares of Common Stock.

         (2) Eagle Investments may be deemed to beneficially own in the aggregate 211,605 shares of Common Stock, representing approximately 10.6% of the outstanding shares of Common Stock.

         (b)

       (1) Mr. Miller has sole voting and dispositive power over 44,651 shares, and shared voting and dispositive power over 211,605 shares. Of the 44,651 shares over which Mr. Miller has sole voting and dispositive power, 32,394 shares are held of record by the C.E. Miller Trust of which Mr. Miller is the sole beneficiary and trustee and 12,257 are held directly by Mr. Miller. Of the 211,605 shares over which Mr. Miller has shared voting and dispositive power, such power is shared with Eagle Investments, Inc.

       (2) Eagle Investments has sole voting and dispositive power over no shares, and shared voting and dispositive power over 211,605 shares As of December 7, 2001, warrants which were held by Eagle Investments and which were exercisable for 78,125 shares of Common Stock expired. As of December 7, 2002, warrants which were held by Eagle Investments and which were exercisable for 125,000 shares of Common Stock expired. All of the common stock of Eagle Investments is held by the C. E. Miller Trust of which Mr. Miller is the sole beneficiary and trustee. Of the 211,605 shares over which Eagle Investments has shared voting and dispositive power, such power is shared with Mr. Miller.

       (c)    Not applicable.

       (d)    Not applicable.

       (e)    Not applicable.

Item 7.       Material to be Filed as Exhibits

10.1 Form of Letter Agreement dated July 11, 2000, by and between Eagle Investments and the Company (incorporated by reference to the Company's Current Report on Form 8-K, filed July 25, 2000).

10.2 Stockholders Agreement dated July 28, 2002, by and among Veritas and the Major Stockholders (previously filed as an exhibit to Amendment No. 3 to the Schedule 13D filed by C. E. Miller, Eagle Investments, Inc. and Eagle International, Inc. on July, 3, 2002).

99.1 Joint Filing Agreement dated February 18, 1998 (previously filed as an exhibit to the Schedule 13D filed by C. E. Miller, Eagle Investments, Inc., and Eagle International, Inc. on February 19,
           1998).

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          December 12, 2002             By: /s/ C.E. Miller
-------------------------------            -------------------------------------
                Date                       Name: C.E. Miller




                                        EAGLE INVESTMENTS, INC.



                                        By: /s/ C.E. Miller
                                           -------------------------------------
                                           Name:  C.E. Miller
                                           Title: President

                                  EXHIBIT INDEX

10.1 Form of Letter Agreement dated July 11, 2000, by and between Eagle Investments and the Company (incorporated by reference to the Company's Current Report on Form 8-K, filed July 25, 2000).

10.2 Stockholders Agreement dated July 28, 2002, by and among Veritas and the Major Stockholders (previously filed as an exhibit to Amendment No. 3 to the Schedule 13D filed by C. E. Miller, Eagle Investments, Inc. and Eagle International, Inc. on July, 3, 2002).

99.1 Joint Filing Agreement dated February 18, 1998 (previously filed as an exhibit to the Schedule 13D filed by C. E. Miller, Eagle Investments, Inc., and Eagle International, Inc. on February 19, 1998).

                                   SCHEDULE 1

               CERTAIN INFORMATION REGARDING DIRECTORS, EXECUTIVE
              OFFICERS AND CONTROLLING PERSONS OF EAGLE INVESTMENTS

      Name and Position                Business Address                 Present Occupation
      -----------------                ----------------                 ------------------
C.E. Miller                        3104 Logan ValleyRoad                     Retired
Sole Executive Officer and Sole    Traverse City, Michigan 49684
Director